May 11, 2007

MAIL STOP 3561

via U.S. mail and facsimile

Colin Innes, Chief Executive Officer
Skillstorm Online Learning, Inc.
3518 Freemont Avenue, North, Suite 399
Seattle, Washington 98103

Re: Skillstorm Online Learning, Inc.
       Form 1-A, Amendment 3 filed April 11, 2007
       File No.: 24-10158

Dear Mr. Innes:

        We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

General

1. Please provide us with an unmarked copy of Amendment 3 and both marked and unmarked copies of your next amendment to this Offering Statement in order to expedite our review. It appears that you have filed only the marked copies of Amendment 3.

2. Please note that the page numbers we have used in this letter refer to the page numbers in the <u>marked</u> copy of the registration statement filed on April 11, 2007.

3. Please clarify the business of Intersports as we requested in prior comment number three from our letter dated March 16, 2007.

Part I. Notification, page 3

Item 1. Significant Parties, page 3

4. As we requested in prior comment number six from our letter dated March 16, 2007, please tell us if the three million shares attributed to Cambridge Partners in Item 1(d) includes the 793,750 shares of which Steve Careaga is now the beneficial owner as a result of Cambridge Partners having assigned it to him.

Item 5. Unregistered securities Issued or Sold Within One Year, page 8

5. We have reviewed your response to prior comment number 11 from our letter dated March 16, 2007. However, it is necessary to provide the following:

   a. distinguish the sales for which you relied on Section 4(2) of the Securities Act from those for which you relied on Regulation S of the Securities Act;

   b. for the sales for which you relied on Section 4(2) sales, explain how you informed purchasers of the restrictions on resales; and

   c. for the sales for which you relied on Regulation S, explain how you met the conditions required by the Regulation S category on which you relied.

6. We note that Pegasus may convert its Note into securities offered in your offering. Please tell us about any agreements or arrangements for undertaking such a conversion. Describe for us how and what parties (such as brokers) would be involved in such conversions.

Cover Page of the Offering Circular

7. Provide the requested disclosure for the states where you anticipate conducting your offering. State, if true, that you will not sell securities unless you have registered such sales in the relevant state.

Item 2. Risk Factors, page 1

8. Please revise the heading of risk factor 3 in order to reconcile it with the body of the risk factor. The body of the risk factor indicates that the company does not have "the adequate funds to sustain the operations expectations" for the twelve months following the offering.

9. We reissue prior comment number 18 of our letter dated March 16, 2007:

    > Revise the heading of risk factor 7 to briefly summarize the limitations on the development of a trading market.

    Include in the heading the requirement to provide current information about the company to the broker. Also, remove from the heading the mention of being a development stage company, since that is not a topic of this risk factor. Please refer to your status as a development stage company in the heading to risk factor three.

10. In the body of risk factor 7, provide further details regarding the "current information" about the company that you must provide a broker-dealer. Also, further discuss the company's "formulated limited specific plans to distribute current information to broker-dealers."

11. We reissue prior comment number 20 regarding the current risk factor 11 entitled "No state Regulation":

    > … With a view toward disclosure, please respond supplementally to prior comment 20, which requested that you discuss the ways in which you can find indications of interest in the offer if you have not registered in any state. It also requested that you explain what the laws of the individual states, generally, permit you to do to determine interest in your offering without registration.

12. We reissue prior comment number 22 of our letter dated March 16, 2007:

    > We reissue prior comment number 21 from our letter dated December 29, 2006. Please revise risk factor 10 to list or cross-reference each intellectual property right and state when that right expires, if applicable.

    Please note that our previous requests regarding intellectual property rights are not limited to patents. In your revised disclosure in response to the comment you have indicated that you have no patented software web applications, but you have not responded to the comment with regard to your other property rights.

Business and Properties, page 7

13. Please elaborate on and clarify the status of your operations, including what you mean on page 65 by the phrase "fully operational." We note that you have products available for three age groups. Your revised disclosure should identify the objective milestones that will be achieved once you have become fully operational

and generate the types of gross margins that you anticipate. For example, state, if true, that you will become fully operational once you make available training programs for the U-17 and U-19 age groups.

14. In the first paragraph of this section, please explain how you are "partnered with" Bayern. Use legal terminology, if necessary.

15. In the fifth full paragraph on page 8, please provide the basis of the statement that Bayern is "one of the recognized top quality and training schools in the sport of soccer …." If applicable, support your statement by supplementally providing us with copies of, or excerpts from, reports or publications which you reference. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is the belief of the registrant based on its experience in the industry, if true.

16. Please disclose prominently in this section the principal terms of each agreement with Bayern which you have, or which has been directly or indirectly assigned to you, as we requested in prior comment number 25 of our letter dated March 16, 2007.

17. We have reviewed your response to prior comment 29 of our letter dated March 16, 2007. Please clarify on pages nine and ten the terms of the agreements you have referenced and disclose which agreements are oral and which are written. File as exhibits any currently effective written agreements. Your revised disclosure should state whether or not each identified person is contractually obligated to periodically work for you going forward.

Subsequent Events, page 9

18. In the second paragraph on page 10, disclose the nature and dates of future services that Mr. Innes will provide as consideration for the 1,000,000 shares of Series B Preferred Stock. Also, disclose whether there is a written agreement in that regard. If so, please file it as an exhibit.

Target Market Strategy, page 17

19. Clarify what you mean by "confirmed this strategy."

20. Describe in detail the "Confirmation of Order" for subscriptions.

21. Please clarify the meaning of the following: "The Company believes it will be able to execute against these sales opportunities following the completion of its product development."

22. Please reference the last paragraph of this section: describe the "strategic alliance" and explain how it has given you the opportunity to sell to ASA; and clarify in detail how you intend to deliver your product to every player in Alberta next season.

Directors of the Company, 42

23. Under item 35(d), please "state the details of their engagement by the Company" as the Form 1-A requires.

Management Relationships, Transactions and Remunerations, page 44

24. Under Item 39(b) name the company whose assets valued at $461,648 you acquired. Disclose the amount you paid for the assets and all other principal terms of the written or oral agreement. File the agreement as an exhibit.

25. In Item 49 please provide the basis for your belief that your gross margins will be 70%, given the significant advertising, consulting, professional, rent and other expenses, which appear to have contributed to the statement on page two that you "expect to incur operating losses for the foreseeable future."

Item 46. Financial Statements, Page 48
General

26. The financial statements and related disclosures of the issuer should be updated for the latest year end.   See Part F/S of Form 1-A. Please revise.

27. The net loss amounts on the statements of cash flows on page 51 and on the statements of changes in stockholders' equity on page 52, do not agree with that shown on the operating statements on page 50. In this regard, please ensure that the updated financial statements are consistent.

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Andrew Stolowitz, Esq.
        Fax: 206-262-9545